(As filed on December 15, 2004)

                                                              File No. 70-[____]

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-1
                                   DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                                6363 Main Street
                          Williamsville, New York 14221

                     (Name of company filing this statement
                   and address of principal executive office)
                  ---------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)
                  --------------------------------------------

                               Philip C. Ackerman
          Chairman of the Board, President, and Chief Executive Officer
                            National Fuel Gas Company
                                6363 Main Street
                          Williamsville, New York 14221

                     (Name and address of agent for service)
                  ---------------------------------------------

   The Commission is requested to send copies of all notices, orders and other communications in connection with this Declaration to:

       James P. Baetzhold, Esq.                  Andrew F. MacDonald, Esq.
       National Fuel Gas Company                  Thelen Reid & Priest LLP
           6363 Main Street                    701 Pennsylvania Avenue, N.W.
     Williamsville, New York 14221                  Washington, DC 20004


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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.

          1.1 Introduction. National Fuel Gas Company ("National" or the Company"), a New Jersey corporation, is a public-utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its direct and indirect subsidiaries, National is engaged in all phases of the natural gas business, namely: exploration, production, purchasing, gathering, processing, transportation, storage, retail distribution, and wholesale and retail marketing. National owns all of the issued and outstanding common stock of National Fuel Gas Distribution Corporation, a gas-utility company which distributes natural gas at retail to approximately 732,000 residential, commercial and industrial customers (including transportation-only customers) in portions of western New York and northwestern Pennsylvania. National's principal non-utility subsidiaries include National Fuel Gas Supply Corporation, Empire State Pipeline, Seneca Resources Corporation, National Fuel Resources, Inc., Highland Forest Resources, Inc., Horizon Energy Development, Inc., and Horizon LFG, Inc. (formerly Upstate Energy Inc.).

          For the twelve months ended September 30, 2004, National reported operating revenues of approximately $2.0 billion, of which $1.1 billion (56%) were attributable to regulated utility gas sales. As of September 30, 2004, National and its subsidiaries had total assets of approximately $3.7 billion, including approximately $3.0 billion in net property, plant and equipment. National is currently authorized under the terms of its Restated Certificate of Incorporation ("Certificate of Incorporation") (Exhibit A-1 hereto) to issue 200 million shares of common stock, $1 par value ("Common Stock"), of which 83,178,717 were issued and outstanding as of November 30, 2004, and 10 million shares of preferred stock, $1 par value, of which none have been issued. National's shares are listed for trading on the New York Stock Exchange ("NYSE").

          In this Declaration, National is seeking Commission authorization to amend its Certificate of Incorporation, as described below, as it relates to voting by National's common stockholders on certain matters, in order to eliminate an ambiguity in the Certificate of Incorporation and to harmonize the requirements for shareholder votes under the Certificate of Incorporation with the requirements under the New Jersey Business Corporation Act (the "B.C.A."),/1/ and, in connection with such amendment, to solicit proxies from its shareholders for use at the Company's annual meeting of shareholders scheduled for February 17, 2005, and any adjournment or adjournments thereof ("Annual Meeting").

          1.2 Amendment to Certificate of Incorporation. The Board of Directors of the Company has proposed an amendment to Article EIGHTH of the Certificate of Incorporation to revise the provisions relating to shareholder votes on certain actions. The purpose of the proposed amendment is to enable National to engage in relatively routine transactions or transactions that do not affect the rights or voting power of stockholders, as described below, without incurring the expense and delay of a stockholders meeting, while preserving the stockholders' rights to vote on other transactions as described below. The proposed amendment

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1   New Jersey Statutes ss.14A:1-1 et seq.


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must be approved by the affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Common Stock entitled to vote at the Annual Meeting. The proposed amendment to Article EIGHTH of the Certificate of Incorporation is set forth as Appendix D to the Preliminary Proxy Statement ("Proxy Statement") filed by National under the Securities Exchange Act of 1934, as amended (the "1934 Act"), which is incorporated herein by reference as Exhibit B. Appendix E to the Proxy Statement shows, with deletions indicated by strike-throughs and additions by underlining, how Article EIGHTH would change if the proposed amendment is approved by National's shareholders.

          The proposed amendment would conform the requirements for obtaining shareholder votes on certain actions, as set forth in Article EIGHTH of the Certificate of Incorporation, to the requirements of the B.C.A. The actions affected by the proposed amendment are: (1) amendments to the Certificate of Incorporation, (2) approval of a plan of merger or consolidation, (3) a sale, lease, exchange or other disposition of all, or substantially all, the assets of the Company otherwise than in the usual and regular course of business, and (4) dissolution. The B.C.A. generally requires shareholder approval of all of these actions. However, for each of these actions, the B.C.A. provides one or more exceptions to the requirement of shareholder approval. In contrast, under Article EIGHTH of the Certificate of Incorporation, only the exceptions relating to amendments to a certificate of incorporation are currently applicable to the Company. The proposed amendment would make the remaining exceptions provided under the B.C.A. applicable to the Company as well. Each of the actions affected by the proposed amendment is discussed below.

               (a) Amendments to the Certificate of Incorporation. Article EIGHTH of the Certificate of Incorporation currently requires shareholder approval for "amendments to the Certificate of Incorporation, including restatements, where shareholder approval is required or requested." (Emphasis added.) As previously indicated, the B.C.A. also generally requires shareholder approval of amendments to a company's certificate of incorporation, but provides that such shareholder approval is not required for certain types of non-critical amendments, including, but not limited to, amendments which would change a company's registered office or registered agent and amendments which would change a company's authorized shares in connection with transactions such as share dividends, divisions or combinations. The proposed amendment would simply delete from Article EIGHTH the ambiguous term "or requested," because it is not clear whether the term refers to requests made by the Board of Directors, management, shareholders, or any of them, and no procedures are specified in the Certificate of Incorporation regarding the form or timing of requests.

               (b) Plan of Merger or Consolidation. Article EIGHTH of the Certificate of Incorporation further provides that "a plan of merger or consolidation" approved by the Board of Directors must be approved by shareholders. The B.C.A., in contrast, requires shareholder approval of consolidations, in which two or more companies consolidate to form a new company, and of mergers that change the rights of shareholders or materially affect shareholder voting power, but permits certain other merger transactions to proceed without the approval of shareholders of the surviving corporation.

          Specifically, the B.C.A. provides that the approval of the shareholders of the surviving corporation in a merger is not required to authorize the merger (unless the corporation's certificate of incorporation otherwise provides) if the following four conditions are met: (1) the plan of merger does not make an amendment of the certificate of incorporation of the surviving corporation which


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


is required by the provisions of the B.C.A. to be approved by the shareholders,
(2) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after, (3) the number of voting shares outstanding immediately after merger, plus the number of voting shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of voting shares of the surviving corporation outstanding immediately before the merger, and (4) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of participating shares of the surviving corporation outstanding immediately before merger. The proposed amendment to Article EIGHTH of the Certificate of Incorporation would make these statutory exceptions applicable to the Company and thereby eliminate the cost of soliciting shareholder approvals in cases where it is not otherwise required by law./2/

               (c) Sale of All or Substantially All Assets. The third action for which shareholder approval is required under Article EIGHTH of the Certificate of Incorporation is "a sale, lease, exchange or other disposition of all, or substantially all, the assets of the corporation otherwise than in the usual and regular course of business." The Company's shareholders will continue to have the right to vote on the sale of substantially all the Company's assets to a third party. However, the B.C.A. provides that a parent corporation may transfer, without shareholder approval, any or all of its assets to any corporation all of the outstanding shares of which are owned, directly or indirectly, by the parent corporation, unless the parent corporation's certificate of incorporation otherwise requires. The proposed amendment would permit National to transfer all or substantially all of its assets to any wholly owned subsidiary without shareholder approval. National has no present plans, agreements or commitments to transfer any significant portion of its assets to any other corporation (affiliated or unaffiliated) and is not requesting authorization herein to engage in any such transaction.

               (d) Dissolution. The fourth action for which shareholder approval is required under Article EIGHTH of the Certificate of Incorporation is dissolution of the Company. In contrast, under the B.C.A., a corporate officer may dissolve a corporation without shareholder approval in the following circumstances: (1) the corporation has no assets, (2) the corporation has ceased doing business and does not intend to recommence doing business, (3) the corporation has not made any distributions of cash or property to its


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2    It should be noted that the proposed amendment to Article EIGHTH of the
Certificate of Incorporation would not change the applicability to National of the requirements of the NYSE regarding shareholder votes in connection with certain transactions, including mergers, even where National would be the surviving corporation. For example, the NYSE currently requires shareholder approval prior to the issuance of common stock in a merger transaction if (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock, or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. Thus, National would be required by the NYSE to obtain shareholder approval of a merger, even though it is the surviving corporation and even though the four conditions of the B.C.A. noted in the text are met, if the number of shares of Common Stock to be issued by National would equal or exceed 20% of the number of shares outstanding before the merger.


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shareholders within the last 24 months and does not intend to make any distribution following its dissolution, and (4) the officer has given 30 days prior written notice of his intention to dissolve the corporation by mail or personal service to all known directors and shareholders at their last known address and no director or shareholder has objected to the proposed dissolution. The proposed amendment would permit an officer of the Company to dissolve the Company without shareholder approval in these limited circumstances. However, National is not requesting authorization herein to engage in any transaction that would constitute or result in a dissolution of the Company.

          1.3 The Proxy Solicitation. National requests an order pursuant to Rule 62(d) authorizing it to solicit proxies from its shareholders for the approval of the proposed amendment to the Certificate of Incorporation. Such proxies are being solicited by National's Board of Directors for use at the Annual Meeting, which is scheduled for February 17, 2005. In order to allow for timely receipt of proxies for the Annual Meeting, National intends to file the definitive proxy materials with the Commission under Section 14 of the 1934 Act on January 6, 2005, and commence the solicitation immediately thereafter. Accordingly, National is requesting that the Commission's notice of the proposed transaction be issued not later than January 6, 2005, and that such notice include an order authorizing commencement of the solicitation.

          The costs of solicitation will be paid by National. (See Item 2 below.) In addition to the use of the mails, proxies may be solicited on behalf of the directors personally, or by telephone or telecopy, by employees of National and its subsidiaries with no special compensation to these employees. Morrow & Co., Inc., has been retained to assist in the solicitation of proxies.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

          It is estimated that the expenses to be incurred by National in connection with the proposed transactions are as follows:

          Printing and mailing of proxy material                   $60,000

          Expenses associated with the Annual
          Meeting of Shareholders                                  $20,000

          Fees and expenses of The Bank of New York
          (transfer agent and registrar)                           $17,500

          Morrow & Co., Inc. (proxy solicitation services fee)     $62,000

          Legal fees (including New Jersey counsel)                $12,000

          Miscellaneous out-of-pocket expenses                     $ 2,000
                                                                  ________
                 Total                                            $173,500



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ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

          3.1 General. Sections 6(a)(2), 7 and 12(e) of the Act and Rules 54, 62(d) and 65 are deemed applicable to the amendment of the Certificate of Incorporation and the solicitation of proxies for use at the Company's Annual Meeting in 2005.

          3.2 Rule 54 Analysis.Rule 54 provides that, in determining whether to approve any transaction by a registered holding company that is unrelated to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any EWG or FUCO on the holding company system if the requirements of Rule 53(a),
(b) and (c) are met. National is currently in compliance with all requirements of Rule 53(a). Specifically, National's "aggregate investment" (as defined in Rule 53(a)(1)) in all EWGs and FUCOs is $153.4 million as of September 30, 2004, or 22% of National's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) as of September 30, 2004 ($712.0 million). National is in compliance with and will continue to comply with the requirements of Rule 53(a)(2), (a)(3) and (a)(4). Further, none of the conditions or circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

ITEM 4.  REGULATORY APPROVAL.

                  No State commission and no Federal commission, other than the Commission, has jurisdiction over any of the proposed transactions.

ITEM 5.  PROCEDURE.

          National requests that the Commission issue a notice under Rule 23 with respect to the filing of this Declaration as soon as practicable after the proxy statement with respect to the solicitation has been declared effective under the 1934 Act, and that such notice include an order authorizing commencement of the solicitation. National further requests that the Commission's order approving the proposed transaction be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. National hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

          The following exhibits and financial statements are made a part of this Declaration:

          (a)  Exhibits

               A-1 Certificate of Incorporation of Incorporation (incorporated by reference to Exhibit 3.1, Annual Report of National on Form 10-K for fiscal year ended September 30, 1998 in File No. 1-3880).



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               A-2  Bylaws of National, as amended on December 9, 2004
                    (incorporated by reference to Exhibit 3(ii), Current Report of National on Form 8-K dated December 9, 2004 in File No. 1-3880).

               A-3 Form of Proposed Amendment to Certificate of Incorporation of Incorporation (included as Appendix D to the Proxy Statement) (Exhibit B hereto).

               B Notice of Annual Meeting, Proxy Statement and Proxy Card of National filed on December 13, 2004 (incorporated by reference to Schedule 14A/Preliminary Proxy Statement in File No. 1-3880).

               C    Not Applicable.

               D    Not Applicable.

               E    Not Applicable.

               F-1 Opinion of counsel (to be filed by amendment). F-2 Opinion of special New Jersey counsel (to be filed by amendment).

               G    Proposed form of Federal Register Notice.

          (b)  Financial Statements

               FS-1 Consolidated Balance Sheets of National and subsidiaries as of September 30, 2004. (Incorporated by reference to the Annual Report on Form 10-K of National for the fiscal year ended September 30, 2004.) (File No. 1-3880.)

               FS-2 Consolidated Statements of Income and Retained Earnings of
                    National and subsidiaries for the fiscal year ended September 30, 2004. (Incorporated by reference to the Annual Report on Form 10-K of National for the fiscal year ended September 30, 2004.) (File No. 1-3880.)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

          The proposed transaction outlined herein does not involve a major action which will significantly adversely affect the quality of the U.S. environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the matters contemplated in this Declaration.



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                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                            NATIONAL FUEL GAS COMPANY


                                            By: /s/ P. C. Ackerman
                                                ------------------
                                            Name:   P. C. Ackerman
                                            Title:  Chairman of the Board of
                                                    Directors, President, and
                                                    Chief Executive Officer


Date: December 15, 2004


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